February 5, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17g-1 (g)(1)(ii) under the Investment Company Act of 1940 is:

(i)       A copy of the fidelity bond;

(ii)	a certified copy of the resolutions of a majority of the directors who are not interested persons of the series funds listed on Schedule A approving the bond.

(iii)	a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from December 31, 2017 to December 31, 2018;
(iv)	a statement as to the period for which premiums have been paid; and

(v)	a copy of the agreement among each of the named insured registered investment companies entered into pursuant to paragraph (f) of Rule 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at

(301) 951-4890.

Sincerely,

/s/ Hope Brown

Hope Brown

Vice President

Schedule A

Calvert Management Series, a series fund consisting of:

•	Calvert Absolute Return Bond Fund
•	Calvert Floating-Rate Advantage Fund
•	Calvert Responsible Municipal Income Fund
•	Calvert Ultra-Short Duration Income NextShares

Calvert Social Investment Fund, a series fund consisting of:

•	Calvert Aggressive Allocation Fund
•	Calvert Balanced Fund
•	Calvert Bond Fund
•	Calvert Conservative Allocation Fund
•	Calvert Equity Fund
•	Calvert Moderate Allocation Fund

The Calvert Fund, a series fund consisting of:

•	Calvert Short Duration Income Fund
•	Calvert Income Fund
•	Calvert High Yield Bond Fund
•	Calvert Long-Term Income Fund
•	Calvert Ultra-Short Duration Income Fund

Calvert World Values Fund, Inc., a series fund consisting of:

•	Calvert Emerging Markets Equity Fund
•	Calvert Mid-Cap Fund
•	Calvert International Equity Fund
•	Calvert International Opportunities Fund

Calvert Variable Products, Inc. a series fund consisting of:

•	Calvert VP S&P 500 Index Portfolio
•	Calvert VP S&P MidCap 400 Index Portfolio
•	Calvert VP Nasdaq 100 Index Portfolio
•	Calvert VP Russell 2000 Small Cap Index Portfolio
•	Calvert VP EAFE International Index Portfolio
•	Calvert VP Investment Grade Bond Index Portfolio
•	Calvert VP Volatility Managed Moderate Portfolio
•	Calvert VP Volatility Managed Moderate Growth Portfolio
•	Calvert VP Volatility Managed Growth Portfolio

Calvert Responsible Index Series, Inc., a series fund consisting of:

•	Calvert International Responsible Index Fund
•	Calvert US Mid-Cap Core Responsible Index Fund
•	Calvert US Large-Cap Core Responsible Index Fund
•	Calvert US Large-Cap Growth Responsible Index Fund
•	Calvert US Large-Cap Value Responsible Index Fund

Calvert Impact Fund, Inc., a series fund consisting of:

•	Calvert Global Water Fund
•	Calvert Small-Cap Fund
•	Calvert Global Energy Solutions
•	Calvert Green Bond Fund

Calvert Variable Series, Inc., a series fund consisting of:

  Calvert VP SRI Balanced Portfolio
  Calvert VP SRI Mid Cap Growth Portfolio